

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

      Re: JBS B.V.
          Amendment No. 3 to Draft Registration Statement on Form F-4
          Submitted February 16, 2023
          CIK No. 001791942

Dear Gilberto Tomazoni:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Draft Registration Statement

Management
Compensation of Executive Officers and Directors, page 150

1.   Please update your disclosure to include JBS S.A.'s executive compensation for its most recently completed fiscal year. See Item 6.B. of Form 20-F.

Gilberto Tomazoni
JBS B.V.
February 23, 2023
Page 2

You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Vetterli